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18000651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeMark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Place, 17th Floor
(No and Street)

New York (City) NY (State) 10286 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joyetta S Sallah (973) 247-4204
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(*Name – if individual, state last first middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 23 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ang 5/30/18

GA

OATH OR AFFIRMATION

I, Joyetta S. Satiah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeMark Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GRACE PASCOCELLO
Commission # 2416869
Notary Public, State of New Jersey
My Commission Expires
January 30, 2022

Signature

FINOP/Controller

Title

Grace Pascocello
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Table of Contents
December 31, 2017

Page(s)

HEDGEMARK SECURITIES, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
(SEC ID No. 8-69106)

Financial Statements and Supplementary Schedules
December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
HedgeMark Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
February 28, 2018

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2017

Assets		
Cash and Cash Equivalents	$	554,446
Prepaid expenses and other assets		38,420
Due from affiliates - HedgeMark Advisors, LLC (note 3)		17,847
Total assets	$	610,713
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates - The Bank of New York Mellon (note 3)	$	27,189
Accounts payable, accrued expenses and other liabilities		13,558
Total liabilities	$	40,747
Member's Equity		
Paid-in-capital - HedgeMark International, LLC	$	1,627,599
Accumulated deficit		(1,057,633)
Total member's equity		569,966
Total liabilities and member's equity	$	610,713

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Operations
For the year ended December 31, 2017

Revenues:		
Interest Income	$	1,407
Total revenues		1,407
Expenses:		
Compensation and benefits	$	292,266
Professional fees		85,334
General and administrative		9,926
Regulatory		3,643
Occupancy		3,000
Total expenses		394,169
Net loss	$	(392,762)

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2017

	Paid-in-Capital	Retained Earnings	Total member's equity
Balance, January 1, 2017	$ 772,599	$ (664,871)	$ 107,728
Contributions	855,000	-	855,000
Net loss		(392,762)	(392,762)
Balance, December 31, 2017	$ 1,627,599	$ (1,057,633)	$ 569,966

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(392,762)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets:		
Prepaid expenses and other assets		(20,556)
Due from affiliates		(15,159)
Increase (decrease) in liabilities:		
Accounts payable, accrued expenses and other liabilities		4,900
Due to affiliates		(21,521)
Net cash used in operating activities		(52,336)
Cash flows from financing activities:		
Capital contributions		855,000
Net increase in cash		409,902
Cash and Cash Equivalents, beginning of year		144,544
Cash and Cash Equivalents, end of year	$	554,446

See accompanying notes to financial statements.

1. Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities. The Company and is an indirect, wholly owned subsidiary of The Bank of New York Mellon ("BNY Mellon"). The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities. The Company did not earn revenue from customers during fiscal year 2017.

2. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include a demand deposit account and money market funds that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These cash equivalents generally have a maturity of three months or less at acquisition and are held for the purpose of meeting short-term cash commitments rather than for investing. At December 31, 2017, the Company had $156,563 in money market funds and $397,883 in a BNY Mellon affiliate demand deposit account.

(c) Accrued expenses and other liabilities

Expenses are recorded on the accrual basis as incurred.

(d) Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standards are effective for the first quarter of 2018, with early adoption permitted no earlier than the first quarter of 2017. The standards permit the use of either the retrospective or cumulative effect transition method upon transition.

The Company only source of revenue in fiscal year 2017 was interest from money market funds. The Company has completed its evaluation of the potential impact of this guidance on our accounting policies, and based on that evaluation, there is no material retroactive or cumulative impact to the financial statements.

(e) Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes and as such is not subject to Federal or state income taxes. The Company is not subject to, and does

not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. The income and expenses of the Company are included in the income tax returns filed by the Company's ultimate parent, BNYM. As a result, no provision for federal or state income tax is included in the accompanying financial statements.

(f) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments.

3. Related Party Activities

On January 1, 2017, the Company amended an Expense Sharing Agreement with HMI to provide staff and other administrative services at a rate of $27,864 monthly. Due to staffing changes, the monthly administrative services rate changed to $24,033 on February 1, 2017, $19,450 on May 1, 2017 and $17,471 July 5, 2017, respectively. The amount due to HMI under this contract at December 31, 2017 was $17,471.

An affiliated company, Pershing LLC made a deposit on behalf of the Company into its FINRA central registration depository account to cover registration fees. The amount due Pershing LLC was paid in full during the fiscal year.

The Company entered into an agreement with BNY Mellon in 2016 to provide legal and accounting services as well as the use of technological systems and infrastructure. The balance due to BNY Mellon under this contract at December 31, 2017 is $9,718.

BNY Mellon pays expenses on behalf of the Company and is subsequently reimbursed. There was no amount due to BNY Mellon as of December 31, 2017.

HMI made a capital contribution during fiscal 2017 totaling $855,000. The proceeds were used to fund operations.

The Company made payments to a third party on behalf of HedgeMark Advisors, an affiliated company, amounting to $17,847 and will be reimbursed in the first quarter of 2018.

4. Net Capital Requirements

Pursuant to its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $112,685.

5. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the

financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2017, the Company determined there were no material uncertain tax positions. As a result, no income tax liability has been recorded for the year ended December 31, 2017.

6. Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 28, 2018, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2017
Total aggregate indebtedness	$	40,747
Net capital		
Paid-in-Capital	$	1,627,599
Retained earnings		(1,057,633)
Total capital	$	569,966
Deductions:		
Nonallowable assets:		
Cash - affiliated bank account	$	397,883
Money Market Account		3,131
Prepaid and Other Assets		38,420
Due from Affiliates		17,847
Total nonallowable assets	$	457,281
Other deductions and/or charges		-
Net capital	$	112,685
Computation of basic net capital requirement		
Minimum net capital required	$	2,716
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,000
Net capital	$	107,685
Ratio of aggregate indebtedness to net capital		9:25

No material differences exist between the above computation and the computation included in the Company's amended and unaudited December 31, 2017 FOCUS report filed on February 21, 2018.

Schedule II
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation for Determination of Reserve Requirements under Rule
15c3-3 of the Securities and Exchange Commission

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

HedgeMark Securities, LLC

Exemption Report

HedgeMark Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

HedgeMark Securities, LLC

I, Joyetta S. Satiah, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Joyetta S. Satiah, FINOP

Date: February 28, 2018

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
HedgeMark Securities, LLC:

We have reviewed management's statements, included in the accompanying HedgeMark Securities, LLC Exemption Report (the Exemption Report), in which (1) HedgeMark Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 28, 2018